SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

United American Healthcare Corporation
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)
90934C105
(CUSIP Number)
Eric M. Fogel, Esq.
Lathrop & Gage LLP
100 N. Riverside Plaza
Suite 2100
Chicago, IL 60606
(312) 920-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 24, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90934C105

1	NAMES OF REPORTING PERSONS JOHN M. FIFE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,132,304 *

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,132,304 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,132,304 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.97%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* This consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, (ii) 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010, (iii) 774,151 shares purchased by St. George Investments, LLC on June 24, 2011, as disclosed in the Issuer's Current Report on Form 8-K filed on June 29, 2011, and (iv) 2,010,658 shares issued to St. George Investments, LLC on June 27, 2011, as disclosed in the Issuer's Current Report on Form 8-K filed on June 29, 2011, in connection with the exercise by St. George Investments, LLC of its right to convert the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer's Current Report on Form 8-K filed on May 18, 2011.
** Based on 11,817,766 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 2,010,658 shares issued on June 27, 2011, upon the exercise of conversion rights under the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer's Current Report on Form 8-K filed on May 18, 2011.

CUSIP No.	90934C105

1	NAMES OF REPORTING PERSONS FIFE TRADING, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ILLINOIS

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,063,745 *

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,063,745 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,063,745 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.92%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* This consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, (ii) 774,151 shares purchased by St. George Investments, LLC on June 24, 2011, as disclosed in the Issuer's Current Report on Form 8-K filed on June 29, 2011, and (iii) 2,010,658 shares issued to St. George Investments, LLC on June 27, 2011, as disclosed in the Issuer's Current Report on Form 8-K filed on June 29, 2011, in connection with the exercise by St. George Investments, LLC of its right to convert the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer's Current Report on Form 8-K filed on May 18, 2011. Fife Trading, Inc. is a Manager of St. George Investments, LLC.
** Based on 11,817,766 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 2,010,658 shares issued on June 27, 2011, as disclosed in the Issuer's Current Report on Form 8-K filed on June 29, 2011, upon the exercise of conversion rights under the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer's Current Report on Form 8-K filed on May 18, 2011.

CUSIP No.	90934C105

1	NAMES OF REPORTING PERSONS ST. GEORGE INVESTMENTS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ILLINOIS

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,063,745 *

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,063,745 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,063,745 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.92%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* This consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, (ii) 774,151 shares purchased by St. George Investments, LLC on June 24, 2011, as disclosed in the Issuer's Current Report on Form 8-K filed on June 29, 2011, and (iii) 2,010,658 shares issued to St. George Investments, LLC on June 27, 2011, as disclosed in the Issuer's Current Report on Form 8-K filed on June 29, 2011, in connection with the exercise by St. George Investments, LLC of its right to convert the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer's Current Report on Form 8-K filed on May 18, 2011.
** Based on 11,817,766 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 2,010,658 shares issued on June 27, 2011, as disclosed in the Issuer's Current Report on Form 8-K filed on June 29, 2011, upon the exercise of conversion rights under the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer's Current Report on Form 8-K filed on May 18, 2011.

CUSIP No.	90934C105

1	NAMES OF REPORTING PERSONS
CHICAGO VENTURE PARTNERS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ILLINOIS

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,068,559 *

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,068,559 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,559 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.04%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010.
** Based on 11,817,766 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 2,010,658 shares issued on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, upon the exercise of conversion rights under the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer's Current Report on Form 8-K filed on May 18, 2011.

CUSIP No.	90934C105

1	NAMES OF REPORTING PERSONS CHICAGO VENTURE MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,068,559 *

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,068,559 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,559 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.04%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010. Chicago Venture Management, L.L.C. is the General Partner of Chicago Venture Partners, L.P.
** Based on 11,817,766 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 2,010,658 shares issued on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, upon the exercise of conversion rights under the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer's Current Report on Form 8-K filed on May 18, 2011.

CUSIP No.	90934C105

1	NAMES OF REPORTING PERSONS CVM, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ILLINOIS

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,068,559 *

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,068,559 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,559 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.04%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010. CVM, Inc. is the Manager of Chicago Venture Management, L.L.C., which is the General Partner of Chicago Venture Partners, L.P.
** Based on 11,817,766 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 2,010,658 shares issued on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, upon the exercise of conversion rights under the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer's Current Report on Form 8-K filed on May 18, 2011.

Item 1.	Security and Issuer
Item 1 is hereby amended and restated as follows:
The Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 24, 2009 (the “Initial 13D”), by the Reporting Persons with respect to the Common Stock, par value $0.001 (the “Common Stock”), issued by United American Healthcare Corporation (the “Issuer”), as amended by Amendment No. 10 to the Initial 13D filed on or around May 26, 2011, Amendment No. 9 to the Initial 13D filed on or around November 16, 2010, Amendment No. 8 to the Initial 13D filed on or around August 30, 2010, Amendment No. 7 to the Initial 13D filed on or around June 8, 2010, Amendment No. 6 to the Initial 13D filed on or around March 22, 2010, Amendment No. 5 to the Initial 13D filed on or around February 24, 2010, Amendment No. 4 to the Initial 13D filed on or around February 8, 2010, Amendment No. 3 to the Initial 13D filed on or around January 22, 2010, Amendment No. 2 to the Initial 13D filed on or around January 11, 2010, and Amendment No. 1 to the Initial 13D filed on or around December 15, 2009, is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such Items in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:
On June 24, 2011, reporting person St. George Investments, LLC, an Illinois limited liability company (“St. George”) purchased 774,151 shares of Common Stock from Strategic Turnaround Equity Partners, L.P. (Cayman), a Cayman Islands limited partnership (“STEP”), Bruce R. Galloway (“Galloway”) and their affiliates at a price of $0.20112 per share for a total purchase price of $155,697.25 (the “Stock Purchase”), pursuant to the Stock Purchase Agreement attached hereto as Exhibit 1. St. George is controlled by reporting person John M. Fife (“Fife”), who is the Chairman, CEO and President of the Issuer.
The source of the $155,697.25 price paid by St. George for the purchase of 774,151 shares of Common Stock in the stock purchase described in Item 4 is the available cash of St. George.
On June 27, 2011, St. George exercised its right to convert (the “Conversion”), into newly issued Common Stock, the entire $400,000 principal amount, plus $4,383.56 in accrued interest, of the Convertible Promissory Note (the “Note”) issued by the Issuer to St. George, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011. Based on the Conversion price of $0.20112 per share set forth in the Note, the Issuer issued 2,010,658 new shares of Common Stock to St. George. This issuance increased the total number of issued and outstanding shares of Common Stock from 9,807,108 to 11,817,766 shares.
The source of the consideration paid by for the Conversion was cash of St. George in the form of a loan of $400,000 by St. George to the Issuer in exchange for the Note.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following:
On June 23, 2011, the Issuer entered into a Reimbursement Agreement and Mutual Release (the “Reimbursement Agreement”) with various parties (collectively, the “Parties”), including STEP, Galloway, St. George, Fife and several of their respective affiliates.
Under the Reimbursement Agreement, the Parties agreed to dismiss the litigation between them in the U.S. District Court for the Eastern District of Michigan, the Circuit Court for Wayne County, Michigan, and the Michigan Court of Appeals, as well as to release each other from liability in connection with any issue related to the litigation, in exchange for payments of $5,000 by each of the Issuer and St. George to STEP (for a total of $10,000). The Parties filed a Joint Stipulation of Dismissal on June 27, 2011.
As part of the Reimbursement Agreement and as further consideration for the releases, STEP, its principals and affiliates, including Galloway, agreed that for 20 years they would not (i) purchase any shares of Common Stock, (ii) take any insurgent action against the Issuer, engage in any type of proxy challenge, tender offer, acquisition or battle for corporate control with respect to the Issuer, (iii) initiate any lawsuit or governmental proceeding against the Issuer, its affiliates or any or their respective directors, officers, employees or agents, or (iv) take any action that would encourage any of the foregoing.

In connection with the Reimbursement Agreement, St. George effected the Stock Purchase pursuant to the Stock Purchase Agreement described in Item 3, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011.
In the Conversion, described in Item 3, St. George elected to convert the entire $400,000 principal amount, plus all $4,383.56 in accrued interest, of the Convertible Note into 2,010,658 newly issued shares of Common Stock.
All of the foregoing details in Item 3 and Item 4 regarding the Reimbursement Agreement, the Stock Purchase, the Waiver Agreement and the Conversion were disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a) Reporting person John M. Fife may be deemed to beneficially own 4,132,304 shares of Common Stock, representing approximately 34.97% of the 11,817,766 shares of Common Stock that are outstanding upon the Issuer’s issuance of 2,010,658 shares of Common Stock in connection with the Conversion.
Each of reporting persons Fife Trading, Inc. and St. George may be deemed to beneficially own 3,063,745 shares of Common Stock, representing approximately 25.92% of the 11,817,766 shares of Common Stock that are outstanding upon the Issuer’s issuance of 2,010,658 shares of Common Stock in connection with the Conversion.
Each of reporting persons Chicago Venture Partners, L.P., Chicago Venture Management, L.L.C. and CVM, Inc. may be deemed to beneficially own 1,068,559 shares of Common Stock, representing approximately 9.04% of the 11,817,766 shares of Common Stock that are outstanding upon the Issuer’s issuance of 2,010,658 shares of Common Stock in connection with the Conversion.
(b) Mr. Fife has shared voting power and shared dispositive power with regard to 4,132,304 shares of Common Stock. St. George and Fife Trading, Inc. have shared voting and shared dispositive power with regard to 3,063,745 shares of Common Stock. Chicago Venture Partners, L.P., Chicago Venture Management, L.L.C. and CVM, Inc. have shared voting power and shared dispositive power with regard to 1,068,559 shares of Common Stock.
(c) The only transactions with respect to shares of Common Stock effected during the past sixty (60) days by any of the reporting persons are (i) the acquisition of the Convertible Note made by the Issuer in favor of St. George, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011, (ii) the purchase by St. George of 774,151 shares of Common Stock in the Stock Purchase, as described in Item 4 and disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, and (iii) the issuance of 2,010,658 newly issued shares of common stock to St. George upon the Conversion, as described in Item 4 and disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer
Item 6 is hereby amended to add the following:
Reimbursement Agreement and Mutual Release dated June 23, 2011, between St. George, the Issuer and various other parties, including the sellers of the shares of Common Stock to St. George in the Transaction, as described in Item 4 and disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011.
Stock Purchase Agreement dated June 23, 2011, between St. George, Strategic Turnaround Equity Partners, L.P. (Cayman), a Cayman Islands limited partnership, Bruce R. Galloway, Gary L. Herman, RexonGalloway Capital Growth, a New Jersey limited liability company, Jacombs Investments, Inc., a Delaware corporation, and FBR, Inc., a New York corporation, as described in Item 3 and disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended to add the following:
1. Stock Purchase Agreement dated June 23, 2011, between St. George, Strategic Turnaround Equity Partners, L.P. (Cayman), a Cayman Islands limited partnership, Bruce R. Galloway, Gary L. Herman, RexonGalloway Capital Growth, a New Jersey limited liability company, Jacombs Investments, Inc., a Delaware corporation, and FBR, Inc., a New York corporation.

Signatures
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
June 29, 2011

/s/ John M. Fife
Name:	John M. Fife

Fife Trading, Inc. an Illinois corporation
By:	/s/ John M. Fife
	Name:	John M. Fife
	Title:	President

St. George Investments, LLC, an Illinois limited liability company
By:	Fife Trading, Inc.
an Illinois corporation,
its manager

By:	/s/ John M. Fife
	Name:	John M. Fife
	Title:	President

Chicago Venture Partners, L.P., an Illinois limited partnership
By:	Chicago Venture Management, L.L.C.
a Delaware limited liability company,
its general partner

By:	CVM, Inc.
an Illinois corporation,
its manager

By:	/s/ John M. Fife
	Name:	John M. Fife
	Title:	President

Chicago Venture Management, L.L.C. a Delaware limited liability company
By:	CVM, Inc.
an Illinois corporation,
its manager

By:	/s/ John M. Fife
	Name:	John M. Fife
	Title:	President

CVM, Inc. an Illinois corporation
By:	/s/ John M. Fife
	Name:	John M. Fife
	Title:	President

ANNEX 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of United American Healthcare Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 29th day of June, 2011.

/s/ John M. Fife
Name:	John M. Fife

Fife Trading, Inc. an Illinois corporation
By:	/s/ John M. Fife
	Name:	John M. Fife
	Title:	President

St. George Investments, LLC, an Illinois limited liability company
By:	Fife Trading, Inc.
an Illinois corporation,
its manager

By:	/s/ John M. Fife
	Name:	John M. Fife
	Title:	President

Chicago Venture Partners, L.P., an Illinois limited partnership
By:	Chicago Venture Management, L.L.C.
a Delaware limited liability company,
its general partner

By:	CVM, Inc.
an Illinois corporation,
its manager

By:	/s/ John M. Fife
	Name:	John M. Fife
	Title:	President

Chicago Venture Management, L.L.C. a Delaware limited liability company
By:	CVM, Inc.
an Illinois corporation,
its manager

By:	/s/ John M. Fife
	Name:	John M. Fife
	Title:	President

CVM, Inc. an Illinois corporation
By:	/s/ John M. Fife
	Name:	John M. Fife
	Title:	President